UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Brookdale Senior Living Inc.
(Name of Issuer)

Common stock, $0.01 par value per share
(Title of Class of Securities)

112463104
(CUSIP Number)

August 26, 2024
 (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐   Rule 13d-1(b)

☒  Rule 13d-1(c)

☐   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	112463104

1	Names of Reporting Persons
Ventas, Inc.
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☐ (b) ☐
3	Sec Use Only

4	Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
11,873,607 (1)
	6	Shared Voting Power
0
	7	Sole Dispositive Power
11,873,607 (1)
	8	Shared Dispositive Power
0
9	Aggregate Amount Beneficially Owned by Each Reporting Person
11,873,607 (1)
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
☐
11	Percent of class represented by amount in row (9)
5.96% (2)
12	Type of Reporting Person (See Instructions)
CO

(1) Ventas, Inc. holds a warrant to purchase 11,100,000 shares of the Issuer’s common stock and owns 773,607 shares of the Issuer’s common stock.

(2) Calculation based on 199,212,529 shares of the Issuer’s common stock outstanding as of November 5, 2024, as reported in the Issuer’s Form 10-Q for the period ended September 30, 2024, 11,100,000 shares of the Issuer’s common stock which may be purchased under the warrant held by Ventas, Inc. and 773,607 shares of the Issuer’s common stock owned by Ventas, Inc.

Item 1.

(a) Name of Issuer: Brookdale Senior Living Inc.

(b) Address of Issuer’s Principal Executive Offices:

105 Westwood Place, Suite 400
Brentwood, Tennessee 37027

Item 2.

(a) Name of Person Filing: Ventas, Inc.

(b) Address of Principal Business Office or, if None, Residence:

353 N. Clark Street, Suite 3300
Chicago, Illinois 60654

(c) Citizenship: Ventas, Inc. is a Delaware corporation.

(d) Title of Class of Securities: Common stock, $0.01 par value per share

(e) CUSIP No.: 112463104

Item 3. If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Act;

(b)	☐ Bank as defined in Section 3(a)(6) of the Act;

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4. Ownership

(a) Amount Beneficially Owned: 11,873,607 (3)

(b) Percent of Class: 5.96% (4)

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

11,873,607 (3)

(ii) Shared power to vote or to direct the vote:

0

(iii) Sole power to dispose or to direct the disposition of:

11,873,607 (3)

(iv) Shared power to dispose or to direct the disposition of:

0

Item 5. Ownership of Five Percent or Less of a Class.

N/A.

Item 6. Ownership of more than Five Percent on Behalf of Another Person.

N/A.

Item 7. Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

N/A.

Item 8. Identification and classification of members of the group.

N/A.

Item 9. Notice of Dissolution of Group.

N/A.

Item 10. Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

(3) Ventas, Inc. holds a warrant to purchase 11,100,000 shares of the Issuer’s common stock and owns 773,607 shares of the Issuer’s common stock.

(4) Calculation based on 199,212,529 shares of the Issuer’s common stock outstanding as of November 5, 2024, as reported in the Issuer’s Form 10-Q for the period ended September 30, 2024, 11,100,000 shares of the Issuer’s common stock which may be purchased under the warrant held by Ventas, Inc. and 773,607 shares of the Issuer’s common stock owned by Ventas, Inc.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 14, 2024

/s/ Carey S. Roberts
Name:	Carey S. Roberts
Title:	Executive Vice President, General Counsel, Ethics & Compliance Officer and Corporate Secretary

The original statement shall be signed by each person on whose behalf the statement is filed or such person’s authorized representative. If the statement is signed on behalf of a person by such person’s authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath such person’s signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).